Philips and TPV announce start of Television joint venture named TP Vision

April 2, 2012

• Joint venture to leverage the strengths of Philips and TPV in global Television  market
• Ensures the future of the Philips brand in Television

Amsterdam, the Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that the transaction to create a Television joint venture with TPV Technology Limited (0903.HK) has been completed. The joint venture will be called TP Vision and will be 70% owned by TPV and 30% by Philips. TP Vision will develop, manufacture and market Philips branded TV sets.
The completion of the agreement comes after the necessary merger clearance, governmental and TPV shareholder approvals were obtained. TP Vision, with headquarters in Amsterdam, will be led by Mr. Maarten de Vries. TP Vision will combine the design expertise and innovative Philips TV heritage with the manufacturing scale, and operational excellence, of TPV.

“TP Vision will be a strong player in the global TV market and will ensure the continuity of the Philips TV brand in the markets,” said Philips Chief Executive Officer Frans van Houten. “TP Vision will leverage the strength of the Philips brand, innovation power and trade relationships, with the additional scale and manufacturing strengths of TPV. The TV partnership with TPV enables Philips to focus on expanding market leadership positions across our Healthcare, Consumer Lifestyle and Lighting sectors.”

“We are glad to have Philips as a partner in this Television joint venture,” said TPV Chairman and Chief Executive Officer Jason Hsuan. “This partnership will enhance Philips’ brand position in the TV space and bring sustainable returns to both shareholders. Philips and TPV have been partners for many years and we are confident that together we can become a major player in Television globally.”

“TP Vision is here to stay and grow profitably,’’ said TP Vision Chief Executive Officer Maarten de Vries. “TP Vision will continue to bring the high level of innovation consumers expect from a Philips TV. Our recently launched 2012 series have everything to enjoy the world of digital content delivered via broadcasting and the Web. We believe in creating products that touch the human senses and are within reach of all consumers in the markets we operate in.”

TP Vision will be responsible for the design, manufacturing, distribution, marketing and sales of Philips’ Television worldwide, with the exception of mainland China, India, United States, Canada, Mexico and certain countries in South America. As part of the transaction, the Philips Television innovation and manufacturing sites, commercial organizations, headquarters and employee base of close to 3,300 will transfer to TP Vision.

The key terms and conditions of the transaction are in line with the announcement made on November 1, 2011.

Philips Television has operated as a standalone business within Philips Consumer Lifestyle since January 1, 2012.

For further information, please contact:
Joost Akkermans
Philips Corporate Communications
Tel: +31 20 5977 406
E-mail: joost.akkermans@philips.com

Steve Klink
Philips Corporate Communications
Tel: +31 20 5977 415
E-mail: steve.klink@philips.com

Eva Heller
TP Vision Communications
Tel: +31 611798744
E-mail: eva.heller@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs approximately 122,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.6 billion in 2011, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located awww.philips.com/newscenter

About TP Vision
TP Vision is a dedicated TV player in the world of visual digital entertainment. TP Vision concentrates on developing, manufacturing and marketing Philips branded TV sets in Europe, Russia, Middle East, Brazil, Argentina, Uruguay, Paraguay and selected countries in Asia-Pacific. We do this by combining our design expertise and innovative Philips TV heritage with the operational excellence, flexibility and speed of TPV Technology. With these combined strengths, we bring high-quality TV sets to the market: smart and easy to use with sophisticated styling i.e. new materials and slim design. We believe in creating products that offer a superior TV experience for consumers. With Philips TVs, TP Vision is a global leader in the hospitality market. Based in Amsterdam, the Netherlands, TP Vision is the exclusive brand licensee of Philips TV for the above listed countries. The TV Company is 70% owned by TPV and 30% by Royal Philips Electronics, headquartered in the Netherlands. TP Vision employs close to 3,300 people in several locations around the globe.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.